Exhibit 99.5

CALLODINE ACQUISITION CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the “Board”) of Callodine Acquisition Corporation (the “Company”) has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in the exercise of its responsibilities and to serve the interests of the Company and its stockholders. These Guidelines should be interpreted in the context of all applicable laws and the Company’s certificate of incorporation, bylaws and other corporate governance documents.

These Guidelines acknowledge the leadership exercised by the Board’s standing committees and their chairs and are intended to serve as a flexible framework within which the Board may conduct its business and not as a set of legally binding obligations. The Guidelines are subject to modification from time to time by the Board as the Board may deem appropriate and in the best interests of the Company and its stockholders or as required by applicable laws and regulations.

I.	THE BOARD

A. Independence of the Board

Except as otherwise permitted by the applicable rules of the Nasdaq Capital Market (“Nasdaq”), the Board will be comprised of a majority of directors who qualify as independent directors (the “Independent Directors”) as required under Nasdaq rules.

B. Separate Sessions of Independent Directors

The Independent Directors will meet in executive session without non-Independent Directors or management present on a regularly scheduled basis, but no less than twice per year.

C. Lead Director

If the Chairman of the Board is a member of management or does not otherwise qualify as independent, the Independent Directors may elect a lead director. The lead director’s responsibilities include, but are not limited to: presiding over all meetings of the Board at which the Chairman of the Board is not present, including any executive sessions of the Independent Directors; approving Board meeting schedules and agendas; and acting as the liaison between the Independent Directors and the Chief Executive Officer and Chairman of the Board. At such times as the Chairman of the Board is an Independent Director, the Chairman of the Board will serve as lead director. The Board may modify its leadership structure in the future as it deems appropriate.

D. Director Qualification Standards and Additional Selection Criteria

The Independent Directors, in recommending director candidates, and the Board, in nominating director candidates, will evaluate candidates in accordance with the qualification standards set forth in Attachment A to these Guidelines. In addition, the Independent Directors and the Board may also consider the additional selection criteria listed in Attachment A.

E. Director Orientation and Continuing Education

Management will provide an orientation process for new directors, including background material on the Company and its business. As appropriate, management will provide opportunities for additional educational sessions for directors on matters relevant to the Company and its business.

F. Service on Other Boards

The Board does not believe that its members should be prohibited from serving on boards of other organizations and has not adopted any guidelines limiting such activities. However, the Independent Directors may take into account the nature of and time involved in a director’s service on other boards and/or committees in evaluating the suitability of individual director candidates and current directors. Prior to accepting any position on the board of directors of any organization, whether for-profit or not-for-profit, current directors should notify the Chairman of the Board. The Chairman of the Board shall review the proposed board membership to ensure compliance with applicable laws and policies.

Service on other boards and/or committees should be consistent with the Company’s conflict of interest policies.

G.	Directors Who Resign or Materially Change Their Current Positions With Their Own Company or Become Aware of Circumstances that May Adversely Reflect upon the Director or the Company

When a director, including any director who is currently an officer or employee of the Company, resigns or materially changes his or her position with his or her employer or becomes aware of circumstances that may adversely reflect upon the director or the Company, such director should notify the Board of such circumstances. The Independent Directors will consider the circumstances, and may in certain cases recommend that the Board request that the director submit his or her resignation from the Board if, for example, continuing service on the Board by the individual is not consistent with the criteria deemed necessary for continuing service on the Board.

H. Term Limits

As each director is periodically subject to election by stockholders, the Board does not believe it is in the best interests of the Company to establish term limits at this time. Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company’s business and therefore can provide an increasingly significant contribution to the Board.

I. Director Responsibilities

The business and affairs of the Company will be managed by or under the direction of the Board, including through one or more of its committees. Each director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. These include:

●	exercising their business judgment in good faith;

●	acting in what they reasonably believe to be the best interest of all stockholders;

●	becoming and remaining well-informed about the Company’s business and operations and general business and economic trends affecting the Company; and

●	ensuring that the business of the Company is conducted so as to further the long-term interests of its stockholders.

J. Compensation

The Board believes that director compensation should fairly pay directors for work required in a business of the Company’s size and scope, and that compensation should align directors’ interests with the long-term interests of stockholders. The Compensation Committee of the Board will review and make recommendations to the Board regarding the cash and equity compensation of directors. The Company’s executive officers do not receive additional compensation for their service as directors.

Except as otherwise permitted by the applicable Nasdaq rules, members of the Audit Committee and Compensation Committee may not directly or indirectly receive any compensation from the Company other than their compensation for service as members of the Board, including any compensation for service on committees of the Board and the receipt of service-related equity awards.

K. Stock Ownership

The Company encourages directors to own shares of the Company’s stock. However, the number of shares of the Company’s stock owned by any director is a personal decision and, at this time, the Board has chosen not to adopt a policy requiring ownership by directors of a minimum number of shares.

L. Board Access to Senior Management

The Board will have complete access to Company management in order to ensure that directors can ask any questions and receive all information necessary to perform their duties. Directors should exercise judgment to ensure that their contact with management does not distract managers from their jobs or disturb the business operations of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Chairman of the Board, or if neither is available or neither is appropriate, directly by the director. To the extent appropriate, such contact, if in writing, should be copied to the Chief Executive Officer of the Company.

M. Board Access to Independent Advisors

The Board committees may hire independent advisors as set forth in their applicable charters. The Board as a whole shall have access to any independent advisor retained by the Company, and the Board may hire any independent advisor it considers necessary to discharge its responsibilities.

N. Self-Evaluation

The Independent Directors will oversee a periodic assessment of the Board and its committees.

II.	BOARD MEETINGS

A. Frequency of Meetings

The Board will meet at least four (4) times annually. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings.

B. Director Attendance

A director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. Accordingly, a director is expected to regularly prepare for and attend meetings of the Board and all committees on which the director sits (including separate meetings of the Independent Directors), with the understanding that, on occasion, a director may be unable to attend a meeting. A director who is unable to attend a meeting of the Board or a committee of the Board is expected to notify the Chairman of the Board or the Chairman of the appropriate committee in advance of such meeting, and, whenever possible, participate in such meeting via teleconference in the case of an in-person meeting.

C. Attendance of Non-Directors

The Board encourages the Chairman of the Board or of any committee to invite Company management and outside advisors or consultants from time to time to participate in Board and/or committee meetings to (i) provide insight into items being discussed by the Board which involve the manager, advisor or consultant, (ii) make presentations to the Board on matters which involve the manager, advisor or consultant, and (iii) bring managers with high potential into contact with the Board. Attendance of non-directors at Board meetings is at the discretion of the Board.

D. Advance Receipt of Meeting Materials

Information regarding the topics to be considered at a meeting is essential to the Board’s understanding of the business and the preparation of the directors for a productive meeting. To the extent feasible, the meeting agenda and any written materials relating to each Board meeting will be distributed to the directors sufficiently in advance of each meeting to allow for meaningful review of such agenda and materials by the directors. Directors are expected to have reviewed and be prepared to discuss all materials distributed in advance of any meeting.

III.	COMMITTEE MATTERS

The Board currently has two (2) standing committees: (i) the Audit Committee and (ii) the Compensation Committee. Each committee will perform its duties as assigned by the Board in compliance with the Company’s bylaws and the committee’s charter. It is the responsibility of the directors to attend the meetings of the committees on which they serve.

IV.	SUCCESSION PLANNING

The Board (or a committee delegated by the Board) will (i) work on a periodic basis with the Chief Executive Officer to evaluate the Company’s succession plans upon the Chief Executive Officer’s retirement or in the event of an unexpected occurrence, and (ii) periodically review the performance of the Chief Executive Officer.

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Attachment A

Director Qualification Standards and Additional Selection Criteria

Director Qualification Standards:

The Independent Directors, in recommending director candidates for election to the Board, and the Board, in nominating director candidates, will consider candidates who have a high level of personal and professional integrity, strong ethics and values and the ability to make mature business judgments.

Additional Selection Criteria:

In evaluating director candidates, the Independent Directors and the Board may also consider the following criteria as well as any other factor that they deem to be relevant:

A.	The candidate’s experience in corporate management, such as serving as an officer or former officer of a publicly held company;

B.	The candidate’s experience as a board member of another publicly held company;

C.	The candidate’s professional and academic experience relevant to the Company’s industry;

D.	The strength of the candidate’s leadership skills;

E.	The candidate’s experience in finance and accounting and / or executive compensation practices;

F.	Whether the candidate has the time required for preparation, participation and attendance at Board meetings and committee meetings, if applicable; and

G.	The candidate’s geographic background, gender, age and ethnicity.

In addition, the Board will consider whether there are potential conflicts of interest with the candidate’s other personal and professional pursuits.

The Independent Directors and the Board are committed to actively seeking out highly qualified members from diverse professional and personal backgrounds to include in the pool from which new Board candidates are chosen. The Board may actively seek candidates that embody elements of diversity in skills, ability, industry knowledge, experience, gender, race, and ethnicity. Each individual will be evaluated in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the Company's business.

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